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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  DEPUY, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  249726 10 0
                                 (CUSIP NUMBER)

                             JAMES R. HILTON, ESQ.
                             LIB ACQUISITION CORP.
                             C/O JOHNSON & JOHNSON
                          ONE JOHNSON & JOHNSON PLAZA
                        NEW BRUNSWICK, NEW JERSEY 08933
                                 (732) 524-2450

                                 WITH A COPY TO

                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 474-1000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 JULY 21, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sec.sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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
-------------------------
  CUSIP NO. 249726 10 0
-------------------------

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            Names of Reporting Persons
     1      Identification Nos. of Above Persons (entities only)
            LIB ACQUISITION CORP. (APPLIED FOR)
----------------------------------------------------------------------------------------------------------
            Check the Appropriate Box if a Member of a Group (See Instructions)              (a)  [ ]
     2                                                                                       (b)  [ ]
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            SEC Use Only
     3
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            Source of Funds (See Instructions)
     4
            AF
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            Check if Disclosure of Legal Proceedings is Required
     5      Pursuant to Items 2(d) or 2(e)                                                           [  ]

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            Citizenship or Place of Organization
     6
            DELAWARE
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                                                     Sole Voting power
               Number of
                 Shares
              Beneficially
             Owned by Each
               Reporting
              Person with

                                              7
                                                     83,000,000* (COMMON STOCK)
                                         -----------------------------------------------------------------
                                                     Shared Voting Power
                                              8
                                         -----------------------------------------------------------------
                                                     Sole Dispositive Power
                                              9
                                                     83,000,000* (COMMON STOCK)
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
----------------------------------------------------------------------------------------------------------
            Aggregate Amount Beneficially Owned by Each Reporting Person
    11
            83,000,000* (COMMON STOCK)
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            Check Box if the Aggregate Amount in Row (11) Excludes
    12      Certain Shares (See Instructions)                                                         [ ]

----------------------------------------------------------------------------------------------------------
            Percent of Class Represented by Amount in Row (11)
    13
            APPROXIMATELY 84.0% OF THE SHARES OUTSTANDING AS OF JULY 21, 1998
----------------------------------------------------------------------------------------------------------
            Type of Reporting Person (See Instructions)
    14
            CO
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

* See Note on next page.

-------------------------
  CUSIP NO. 249726 10 0
-------------------------

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            Names of Reporting Persons (entities only)
     1      Identification No. of above Persons
            JOHNSON & JOHNSON (22-1024240)
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            Check the Appropriate Box if a Member of a Group (See Instructions)              (a)  [ ]
     2                                                                                       (b)  [ ]
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            SEC Use Only
     3
----------------------------------------------------------------------------------------------------------
            Source of Funds (See Instructions)
     4
            WC
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            Check if Disclosure of Legal Proceedings is Required
     5      Pursuant to Items 2(d) or 2(e)                                                          [  ]

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            Citizenship or Place of Organization
     6
            NEW JERSEY
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                                                     Sole Voting Power
               Number of
                 Shares
              Beneficially
                Owned by
                  Each
               Reporting
                 Person
                  With

                                              7
                                                     83,000,000* (COMMON STOCK)
                                         -----------------------------------------------------------------
                                                     Shared Voting Power
                                              8
                                         -----------------------------------------------------------------
                                                     Sole Dispositive Power
                                              9
                                                     83,000,000* (COMMON STOCK)
                                         -----------------------------------------------------------------
                                                     Shared Dispositive Power
                                             10
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            Aggregate Amount Beneficially Owned by Each Reporting
    11      Person
            83,000,000* (COMMON STOCK)
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            Check Box if the Aggregate Amount in Row (11) Excludes
    12      Certain Shares (See Instructions)  [ ]
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            Percent of Class Represented by Amount in Row (11)
    13
            APPROXIMATELY 84.0% OF THE SHARES OUTSTANDING AS OF JULY 21, 1998
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            Type of Reporting Person (See Instructions)
    14
            CO
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

* On July 21, 1998, Johnson & Johnson ("Parent") and LIB Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), entered into a Stockholder Agreement (the "Stockholder Agreement") with certain stockholders (the "Stockholders") of DePuy, Inc., which are indirect wholly owned subsidiaries of Roche Holding Ltd, pursuant to which the Stockholders have agreed with Parent and the Purchaser to tender to the Purchaser, pursuant to the Offer (as defined below), or sell to the Purchaser immediately following the Offer, in each case, at a price of $35 per Share, all the Shares owned by them, representing an aggregate of 83,000,000 Shares, or approximately 84.0% of the Shares outstanding as of July 21, 1998. In addition, any Shares that any such Stockholder may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the provisions of the Stockholder Agreement. The Purchaser's right to purchase the Shares subject to the Stockholder Agreement is reflected in Rows 7, 9 and 11 of each of the tables above. If the Purchaser accepts for payment and pays for any Shares tendered under the Offer, the Purchaser must exercise such purchase option immediately following the Offer (unless all the Shares subject to the Stockholder Agreement have been tendered by the Stockholders and accepted for payment by the Purchaser under the Offer). Pursuant to the Stockholder Agreement, each Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreement against any transaction with a third party other than the transactions contemplated by the Offer and the Merger (as defined in the Offer to Purchase). The Stockholder Agreement is described more fully in
Section 12 ("Purpose of the Offer, The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase dated July 27, 1998 (the "Offer to Purchase"), filed as Exhibit (1) hereto. Parent has been informed that the Stockholders intend to file a Schedule 13D with respect to the Shares subject to the Stockholder Agreement on or about July 27, 1998.

ITEM 1.  SECURITY AND ISSUER.

     (a) This Schedule 13D relates to Common Stock, par value $.01 per share, of DePuy, Inc. (the "Shares").

     (b) The issuer is DePuy, Inc., a Delaware corporation.

     (c) The address of the issuer's principal executive office is 700 Orthopaedic Drive, Warsaw, Indiana 46580.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c) and (f) This Schedule 13D is being filed by the Purchaser, a Delaware corporation, and Parent, a New Jersey corporation. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (d) and (e) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(c) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)   Offer to Purchase.
(2)   Text of Joint Press Release dated July 21, 1998, issued by
      Parent, the Company and Roche Holding Ltd.
(3) Agreement and Plan of Merger dated as of July 21, 1998, among Parent, the Purchaser and the Company.
(4)   Stockholder Agreement dated as of July 21, 1998, among
      Parent, the Purchaser and certain stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 1998

                                                        LIB ACQUISITION CORP.

                                                        by:    /s/ JAMES R. UTASKI
                                                        ---------------------------------------------
                                                        Name:  James R. Utaski
                                                        Title: President

                                                        JOHNSON & JOHNSON

                                                        by:    /s/ JAMES R. UTASKI
                                                        ---------------------------------------------
                                                        Name:  James R. Utaski
                                                        Title: Vice President, Business Development

EXHIBIT NO.                             DOCUMENT
-----------                             --------
    (1)       Offer to Purchase.

    (2)       Text of Joint Press Release dated July 21, 1998, issued by
              Parent, the Company and Roche Holding Ltd.
    (3) Agreement and Plan of Merger dated as of July 21, 1998, among Parent, the Purchaser and the Company.
    (4)       Stockholder Agreement dated as of July 21, 1998, among
              Parent, the Purchaser and certain stockholders of the Company.